Exhibit 99.1

Ciba Specialty Chemicals Inc.	Ciba Spezialitätenchemie AG	Ciba Spécialités Chimiques SA
Switzerland	Schweiz	Suisse

Page 1 of 1 November 13, 2006 Basel, Switzerland

Disclosure of Participations

According to article 20 of the Swiss Stock Exchange Act and articles 17 and 19 of the Stock Exchange Ordinance, Ciba Specialty Chemicals Holding Inc. is hereby giving notice of the following shareholder participation as of November 8, 2006:

Shareholder	No. registered shares	Shares in %
Franklin Resources, Inc. 500 E. Broward Boulevard, Fort Lauderdale, FL 33394, USA through its subsidiaries Templeton Investment Counsel, LLC, Franklin Advisers, Inc., Franklin Templeton Investments Corp. and Templeton Global Advisors Limited	4 172 520	6.04%

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers' products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life – adding performance, protection, color and strength to plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2005, the Company's continued operations generated sales of CHF 6.1 billion and invested over CHF270 million in R&D.

For further information please contact:

Media:	Tel. +41 61 636 444	Fax +41 61 636 3019

Investor Relations:	Tel. +41 61 636 5081	Fax +41 61 636 5111